Exhibit 99.2

DAQO NEW ENERGY CORP.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

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 Notice of Annual General Meeting

to be held on December 12, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Daqo New Energy Corp. (the “Company”) will be held at Daqo New Energy Corp. Shanghai Office, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on December 12, 2025 at 10:00 AM (Beijing time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business in the Cayman Islands on November 28, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM.

Holders of record of the Ordinary Shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://www.dqsolar.com, by e-mailing the Company’s Investor Relations Department at ir@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

By Order of the Board of Directors,

Daqo New Energy Corp.

/s/ Xiang Xu
Xiang Xu
Chairman of the Board of Directors and Chief Executive Officer

Shanghai, November 18, 2025